PINE VALLEY TO COMMENCE TRADING ON THE TSX

VANCOUVER, BRITISH COLUMBIA, December 21, 2005 – Pine Valley Mining Corporation (TSXV: PVM; OTCBB: PVMCF) (the “Company”) is pleased to announce that, effective December 22, 2005, its shares will commence trading on the Toronto Stock Exchange (the “TSX”) under the symbol PVM. A total of 85,643,145 common shares of the Company will be listed on the TSX, of which 75,702,878 will be available for trading on the TSX with 9,940,267 common shares reserved for future issue.

Trading of the Company’s common shares on the TSX Venture Exchange (the “TSXV”) will cease as of the close of trading on December 21, 2005 and will be de-listed from the TSXV at the market opening of the TSX on December 22, 2005.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development

Vice President Finance and CFO
and Commercial Operations

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.